BASANITE, Inc.

2041 NW 15th Avenue

Pompano Beach, Florida 33069

December 13, 2021

VIA EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Janice Adeloye

Re:	Basanite, Inc.
Registration Statement on Form S-1
(File No. 333-259880)

Dear Ms. Adeloye:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Basanite, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. on Wednesday, December 15, 2021 (the “Effective Time”). The Company hereby grants to each of Lawrence A. Rosenbloom, Esq. and Richard I. Anslow, Esq. the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ Simon R. Kay
Simon R. Kay
Acting Interim President, Chief Executive Officer,
and Chief Financial Officer